

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 9, 2018

Via E-mail
Jonathan Cohen
Chief Executive Officer
20/20 GeneSystems, Inc.
9430 Key West Ave.
Rockville, MD 20850

> **Re: 20/20 GeneSystems, Inc.**
> **Amendment No. 3 to**
> **Offering Statement on Form 1-A**
> **Filed August 1, 2018**
> **File No. 024-10816**

Dear Mr. Cohen:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 24, 2018 letter.

Summary, page 1

1. We note your response to comment 2 and revised disclosure on page 18 about exclusive forum and waiver of jury trial. You state that "it is possible that a judge would find these provisions unenforceable." Please further clarify whether there is a question as to the enforceability of the jury trial provision and specifically address why you believe the provision is enforceable under federal and state law.

2. We note your response to comment 4. Please further address the differentiation between being a primary purchaser and a secondary purchaser in your offering and provide further

details as to how this will be implemented and impact shareholders. As non-exclusive examples, please address whether the provision will essentially create two classes of shareholders with different rights and how the differences will impact a single purchaser who may buy shares in both the primary offering and the secondary market. Please consider an additional risk factor as necessary.

3. We note your revised disclosure on page 6 and response to comment 5. Please revise to clarify "online chat or commentary functions." For example, it is unclear which members of management, if any, will answer all questions in online chat or commentary functions.

You may contact Linda Cvrkel at (202) 551-3813 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Hillary Daniels at (202) 551-3959 or James Lopez, Legal Branch Chief, at (202) 551-3536 with any other questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining

cc: Louis A. Bevilacqua, Esq.
         Bevilacqua PLLC